September 17, 2018

Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3233
Washington, D.C. 20549

RE:    Camden Property Trust
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 16, 2018
Form 8-K filed August 2, 2018
File No. 1-12110

Dear Ms. Monick:

The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated September 12, 2018 concerning the above referenced reports.

Form 10-K for the year ended December 31, 2017

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Income Recognition, page F-12

1.
We note your disclosure that your rental revenue is recorded when due from residents and is recognized monthly as it is earned. To the extent you have non-level rents, please tell us and revise future filings to clarify if you record rental revenue on a straight-line basis. Please refer to ASC 840-20-25.

The amount of lease concessions recognized during fiscal years 2017, 2016, and 2015 was approximately $4.7 million, $3.7 million, and $2.8 million, respectively, and was recognized over the life of the applicable leases in accordance with ASC 840-20-25. We will modify the first sentence of “Income Recognition” on page F-12 in future filings, as appropriate, as follows:

“Our rental revenue is recognized on a straight-line basis and other property revenue is recorded when due from residents and is recognized as it is earned.”

Camden Property Trust
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700

Ms. Jennifer Monick
Securities and Exchange Commission
September 17, 2018

Form 8-K filed August 2, 2018

Exhibit 99.1

2.	We note your presentation of FFO per share and AFFO per share for the three and six months ended June 30, 2018 and 2017. In future earnings releases, please reconcile these non-GAAP per share measures to GAAP earnings per share. Please refer to Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We will revise our presentation in future filings similar to the presentation below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Total earnings per common share - diluted	$0.40	$0.43	$0.81	$0.82
Real estate depreciation and amortization	0.76	0.69	1.47	1.36
Adjustments for unconsolidated joint ventures	0.02	0.02	0.05	0.05
Income allocated to non-controlling interests	0.01	0.01	0.01	0.01
FFO per common share - Diluted	$1.19	$1.15	$2.34	$2.24
Recurring capitalized expenditures	(0.19)	(0.18)	(0.30)	(0.29)
AFFO per common share - diluted	$1.00	$0.97	$2.04	$1.95

If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours,

/s/ Michael P. Gallagher_
Michael P. Gallagher
Senior Vice President - Chief Accounting Officer